Exhibit 99.1
[MML LETTERHEAD]
November 23, 2009
Argyle Security, Inc.
12903 Delivery Drive
San Antonio, Texas 78247
Gentlemen:
Each of Mezzanine Management Fund IV A, LP (“Fund A”), and Mezzanine Management Fund IV Coinvest A, LP (“Coinvest Fund A”), each a limited partnership organized under the laws of the United Kingdom (collectively, the “Purchasers”) is pleased to provide to Argyle Security, Inc., a Delaware corporation (the “Company”) its binding commitment to purchase from the Company Convertible Subordinated Promissory Notes (collectively, the “Notes”) on terms and conditions set out below and on the Term Sheet attached as Exhibit “A” to this commitment letter (the “Term Sheet”). The note to be purchased by Fund A under the Bridge Notes Facility (as defined in the Term Sheet) shall be in the original principal amount of $7,878,876 million and the note to be purchased by Fund A under the Convertible Notes Facility shall be in the original principal amount of $2,412,906. The note to be purchased by Coinvest Fund A under the Bridge Notes Facility shall be in the original principal amount of $121,124 million and the note to be purchased by Coinvest Fund A under the Convertible Notes Facility shall be in the original principal amount of $37,094.
The Purchasers’ commitments to purchase the Notes are subject to the following conditions precedent: (a) satisfaction of each of the terms and conditions set forth herein and in the Term Sheet; (b) the negotiation, execution and delivery of definitive documentation for the Note Purchase consistent with the Term Sheet; and (c) the negotiation, execution and delivery of definitive documentation for (i) an amendment to that certain Loan and Security Agreement dated October 3, 2008 between ISI Security Group, Inc., a Delaware corporation (“ISI”) and The PrivateBank and Trust Company (the “PrivateBank”), consistent with the terms set forth in the commitment letter dated the date hereof between ISI and PrivateBank, (ii) an amendment to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 between ISI and William Blair Mezzanine Capital Fund III, L.P., a Delaware limited partnership (“Blair Mezz”) consistent with the terms set forth in the commitment letter dated the date hereof between ISI and Blair Mezz, and (iii) a note modification agreement to each of those certain Guaranteed Convertible Promissory Notes dated January 1, 2008 by ISI Detention Contracting Group, Inc., a California corporation (“ISI Detention”), payable to the order of Peterson Detention, Inc., a California corporation (“PDI”), each in the original principal amount of $1.5 million (collectively and as amended or modified, the “PDI Seller Notes”), consistent with the terms set forth in the commitment letter dated the date hereof between ISI Detention and the holders of the PDI Seller Notes. The definitive documentation with respect to each of the transactions referred to clause (c) above shall not, without the prior written consent of the Purchaser, contain any substantive provisions not set forth in the commitment letters referred to in clause (c) above.

This commitment letter and the accompanying Term Sheet form the entire agreement that has been entered into between us with respect to the purchase and sale of the Notes and sets forth the entire understanding of the parties with respect thereto. This commitment letter may be modified or amended only by the written agreement of all of us. This commitment letter is not assignable by the Company without our prior written consent and is intended to be solely for the benefit of the parties hereto.
This commitment letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this commitment letter by .pdf or facsimile shall be effective as delivery of a manually executed counterpart thereof. This commitment letter shall be governed by, and construed in accordance with, the laws of the State of Texas.
This commitment letter will expire at 5:00 p.m. (central time) on November 23, 2009, unless accepted in writing by the Company on or before such time and will expire at 5:00 p.m. (central time) on December 15, 2009 unless definitive documentation for the purchase and sale of the Notes is executed and delivered and all conditions for closing have been satisfied or waived (such date, the “Closing Date”) on or prior to such date.
[Remainder of Page Left Blank; Signatures Appear on Following Page]

We appreciate the opportunity to present you with this commitment and look forward to working with you.
Very truly yours,
MEZZANINE MANAGEMENT FUND IV A, LP

By:	/s/ S. Arthur Morris

	Name:	S. Arthur Morris

	Title:	Authorized Signatory

MEZZANINE MANAGEMENT FUND IV COINVEST A, LP

By:	/s/ S. Arthur Morris

	Name:	S. Arthur Morris

	Title:	Authorized Signatory

ACKNOWLEDGED AND AGREED:
ARGYLE SECURITY, INC.

By:	/s/ Donald F. Neville
Name: Donald F. Neville
Title: Chief Financial Officer

EXHIBIT “A”
TERM SHEET
November 23, 2009
This term sheet is attached to and made a part of that certain commitment letter dated as of November 23, 2009 (the “Commitment Letter”) from Mezzanine Management Fund IV A, LP, and Mezzanine Management Fund IV Coinvest A, LP (collectively, the “Purchasers”), to Argyle Security, Inc. (the “Company”). This term sheet summarizes the material terms and conditions of the Notes (as defined in the Commitment Letter) that have been agreed by the parties hereto. This term sheet is further conditioned upon satisfaction of the conditions precedent outlined herein and in the attached Commitment Letter.

Company:	Argyle Security, Inc., a Delaware corporation

Purchasers:	Mezzanine Management Fund IV A, LP, (“Fund A”), and Mezzanine Management Fund IV Coinvest A, LP, (“Coinvest Fund A”), each a limited partnership organized under the laws of the United Kingdom.

Facilities:	(a) $8.0 million convertible subordinated promissory notes facility (such promissory notes, the “Bridge Notes,” and such facility, the “Bridge Notes Facility”).

(b) $2.45 million convertible subordinated promissory notes facility (such promissory notes, the “Convertible Notes,” and such facility, the “Convertible Notes Facility”).

Fund A shall purchase 98.49% of the Notes issued pursuant to the Bridge Note Facility and the Convertible Note Facility, and Coinvest Fund A will purchase 1.51% of the Notes issued pursuant to the Bridge Notes Facility and the Convertible Notes Facility.

Guarantors:	None.

Ranking:
The Facilities shall be subordinate and rank junior to (a) the Company’s guaranty of ISI Security Group, Inc.’s (“ISI”) senior secured credit facility with The PrivateBank and Trust Company pursuant to that certain Loan and Security Agreement dated as of October 3, 2008 (as amended, the “Senior Credit Facility”), (b) the Company’s guaranty of ISI’s senior subordinated notes issued to William Blair Mezzanine Capital Fund III, L.P. pursuant to that certain Note and Warrant Purchase Agreement dated as of October 22, 2004 (as amended, the “Senior Subordinated Notes Facility”), (c) the Company’s guaranty of the PDI Seller Notes, and (d) the Company’s guaranty of ISI Controls, Ltd.’s subordinated promissory note dated January 31, 2008 to Jeffrey E. Corcoran and Janell D. Corcoran in the original principal amount of $3.515 million.

Purpose:
(a) To enable the Company to make a capital contribution to ISI to be used by ISI solely as follows: (i) $3.0 million to prepay the term loan under ISI’s senior secured credit facility with The PrivateBank and Trust Company; and (ii) $5.0 million to prepay in full Note A under ISI’s senior subordinated note issued to William Blair Mezzanine Capital Fund III, L.P.

(b) For working capital and general corporate expenses.

Maturity:	(a) Earlier to occur of (i) closing and funding of the Qualified Equity Offering (as hereinafter defined), and (ii) June 30, 2010.

(b) January 3, 2012.

Repayment:
(a) Accrued interest with respect to the Bridge Notes Facility shall be accrued and added to the principal balance of the Bridge Notes in arrears on a quarterly basis commencing December 31, 2009 and at Maturity. All principal and all accrued but unpaid interest shall be due at Maturity.

(b) Accrued interest with respect to the Convertible Notes Facility shall be accrued and added to the principal balance of the Convertible Notes in arrears on a quarterly basis commencing December 31, 2009, and at Maturity. All principal and all accrued but unpaid interest shall be due at Maturity.

Optional Prepayment:	The Facilities may be prepaid at any time at the Company’s option without premium or penalty.

Mandatory Prepayment:
(a) The Bridge Notes shall be prepaid (i) in full or in part to the extent of proceeds paid by investors other than the Purchasers from a Qualified Equity Offering, or (ii) in full upon a change of control or sale of all or substantially all of the assets of the Company or ISI.

(b) The Convertible Notes shall be prepaid in full by the Company upon a change of control or sale of all or substantially all of the assets of the Company or ISI.

Interest Rate:	(a) Fixed rate equal to ten percent (10%) per annum.

(b) Fixed rate equal to ten percent (10%) per annum.

Collateral:	None.

Conversion Option:
(a) The Company will use its reasonable commercial efforts to consummate a rights offering of shares of its common stock as promptly as reasonably practicable following the issuance of the Bridge Notes, to the extent permitted by applicable law. To the extent shareholders, other than Purchasers, subscribe for and purchase shares of the Company’s common stock in such rights offering, or investors, other than Purchasers, in any other private or public placement of shares of the Company’s capital stock for cash (such rights offering or such private or public placement being hereinafter referred to as a “Qualified Equity Offering”), the net cash proceeds thereof will be used to prepay the Bridge Notes. Any portion of the Bridge Notes that is not prepaid with such net cash proceeds shall be converted into shares of the Company’s common stock at the price per share at which common shares were offered in the rights offering (or the common stock equivalent price per share paid in such other private or public placement of shares). Any portion of the Bridge Notes not prepaid or converted into the Company’s common stock as set forth above, on or before the Maturity Date shall be converted into shares of the Company’s common stock at a price per share equal to the volume weighted average sales price per share of the Company’s common stock from trades quoted on the OTC Bulletin Board for the ten (10) trading days immediately prior to the issue date of the Bridge Notes.

(b) After the completion of a Qualified Equity Offering, at the option of the Purchasers, the Convertible Notes may be converted into the Company’s common stock at a price per share equal to the equivalent common stock price per share paid in such Qualified Equity Offering. If a Qualified Equity Offering is not consummated by June 30, 2010, then thereafter, at the option of the Purchasers, the Convertible Notes may be converted into common stock of the Company at a price per share equal to the volume weighted average sales price per share of the Company’s common stock from trades quoted on the OTC Bulletin Board for the ten (10) trading days immediately prior to the issue date of the Convertible Notes. The Convertible Notes shall be subject to standard and customary anti-dilution protection other than in connection with a Qualified Equity Offering.

Conditions Precedent to Closing:
The extension of the aforementioned financing arrangement is subject to the conditions set out in the Commitment Letter and the fulfillment of a number of conditions to Lender’s satisfaction, including, but not limited to, the following:

• The negotiation, execution and delivery of definitive documentation with respect to the Facilities.

•    Borrower will pay all reasonable costs and expenses incurred by Purchasers associated with the preparation, negotiation and closing of the Facilities, including, without limitation, the reasonable legal fees and expenses of Purchasers’ counsel, whether or not the Facilities are closed.

Covenants:
Usual and customary affirmative and negative covenants for transactions of this type, subject to agreed to materiality carve-outs and exceptions, including, but not limited to: (a) limitation on incurrence of debt; (b) limitation on liens; (c) compliance with laws; (d) payment of taxes; (e) notices of default, material litigation, and material governmental proceedings; and (f) financial covenants consistent with the financial covenants under the senior subordinated notes issued to William Blair Mezzanine Capital Fund III, L.P. but after giving effect to a 10% cushion from such covenants.

Representations and Warranties:
Usual and customary for transactions of this type, including without limitation, corporate existence and good standing, corporate power and authority, due authorization, no conflict with material agreements, and enforceability.

Events of Default:
Usual and customary for transactions of this type, including, but not limited to: (a) failure to pay amounts when due under the Facilities; (b) failure to comply with covenants; (c) breach of representations and warranties; (d) default under material agreements, including guaranties that are senior to and rank superior to the Facilities; (d) material judgments; (e) bankruptcy; and (f) cross-default under other significant credit facilities including the Senior Credit Facility and the Senior Subordinated Notes Facility.

Governing Law:	Texas.